(formerly, Endeavour Gold Corp.)

Consolidated Financial Statements

Third Quarter Report

November 30, 2004 and 2003

(Unaudited – Prepared by Management)

SHAREHOLDER UPDATE

Third Quarter Review of Fiscal 2005

Bradford Cooke, President and CEO of Endeavour Silver Corp. (EDR: TSX-V), provides the following review of the third quarter of fiscal 2005 and the outlook for the fourth quarter and the upcoming fiscal year.

In the first two quarters of fiscal 2005, the Company accomplished important strategic milestones in its transition from an explorer to a top primary silver producer, and in the realization of increased shareholder value.

The Company signed formal option agreements in May 2004 to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, for US$7 million in cash payments over a 4 year period of which US$1 million have already been paid. To facilitate this key acquisition, the Company completed a $9.9 million equity financing from brokered and non-brokered private placements. A cash payment of US$2 million on January 28, 2005 will earn the Company a 51% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant.

In the third quarter of fiscal 2005, the Company continued with its US$1.1 exploration program at the Santa Cruz silver-gold mine. Two prospective ore zones, North Porvenir and San Guillermo, were being explored for mineable resources to prepare these zones for production by February 2005. Consistently high-grade silver vein mineralization has been outlined and extended by underground sampling in the North Porvenir zone. Two sill levels 2308 and 2310 (horizontal tunnels driven along the mineralized vein in preparation for production) returned an average 689 gpt silver (20.1 opt) and 1.30 gpt gold (0.04 opt) over an average 2.97 metre (9.7 feet) horizontal width along a 140 metre (459 feet) strike length, still open to the northwest.

By the end of December 2004, a total of 1,160 metres of underground development was completed, including 410 metres of a new access ramp, a 161 metre ventilation raise, eleven crosscuts into the vein totalling 141 metres, two sill levels totalling 135 metres and related underground workings. Moreover, an exploration program of 4,160 metres of diamond drilling in 12 holes was completed at the North Porvenir mine; the results are not yet available.

Subsequent to the end of the third quarter, trial mining is underway at North Porvenir in order to assess the potential production rate, mining method and metallurgical recovery of this exciting new discovery. A small private placement financing announced in December 2004 will provide further financial resources for the Company to realize its operating, mining and exploration objectives in the coming fiscal year for its mine and mill in Mexico.

Our bullish outlook in the commodity market for silver is reflected by the Company’s policy to acquire silver doré bars produced from the Santa Cruz mine and the Guanacevi mill. To date, the Company has acquired 180.5 kg of doré silver bars.

The Company continues to actively evaluate new mining and exploration opportunities in the Guanacevi district and throughout Mexico.

We wish to thank our shareholders for their continued support as the Company enters this exciting new stage in its development.

On Behalf Of The Board Of Directors

ENDEAVOUR SILVER CORP.

/s/ Bradford J. Cooke

Bradford J. Cooke	January 25, 2005
President

Notice to Readers of the Interim Unaudited Consolidated Financial Statements
For the Nine Months Ended November 30, 2004

The interim unaudited consolidated financial statements of Endeavour Silver Corp. (formerly, Endeavour Gold Corp.) (the “Company”) for the nine months ended November 30, 2004 (“Financial Statements”) have been prepared by management and have not been reviewed by the Company’s auditors. The Financial Statements should be read in conjunction with the Company’s audited financial statements for the year ended February 29, 2004 which are available at the SEDAR website at www.sedar.com. The Financial Statements are stated in terms of Canadian dollars, unless otherwise indicated, and are prepared in accordance with Canadian generally accepted accounting principles.

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
CONSOLIDATED BALANCE SHEETS
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

		November 30,	February 29,
	Notes	2004	2004
		(Unaudited)	(Audited)
ASSETS

CURRENT
Cash and cash equivalents		$6,511,326	$542,868
Receivables and prepaids		211,419	56,349
Due from related parties	6(d)	152,082	-
		6,874,827	599,217

NON-CURRENT
Loan receivable	3	504,050	-
Resource properties	4	729,591	29,097
Advance on acquisition	4(a)	1,186,000	132,824
		2,419,641	161,921
		$9,294,468	$761,138

LIABILITIES

CURRENT
Accounts payable and accrued liabilities		$179,958	$55,932
Due to related parties	6(d)	-	14,232
		179,958	70,164

SHAREHOLDERS' EQUITY

Share capital	5(a)	15,028,024	5,461,867
Contributed surplus	5(c)	975,100	201,720
Deficit		(6,888,614)	(4,972,613)
		9,114,510	690,974
		$9,294,468	$761,138

Nature of operations	1
Commitments and contingencies	4

Refer to accompanying notes to the consolidated financial statements.

Approved on behalf of the Board

/s/ Bradford Cooke	/s/ Godfrey Walton
Director	Director

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 3

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

		Three Months Ended November 30,		Nine Months Ended November 30,
	Notes	2004	2003	2004	2003

EXPENSES
Accounting and audit		$15,364	$-	$41,117	$4,900
Amortization		-	-	-	318
Consulting		(68,181)	7,620	22,020	37,620
Filing and regulatory		4,203	697	22,064	10,217
Financing and foreign exchange		177,577	4,051	235,412	5,254
Legal		25,591	7,707	107,944	23,497
Office and sundry		9,544	5,291	47,791	15,070
Salaries and management	6(a), (e)	83,802	-	190,872	-
Shareholder relations		61,774	17,246	134,578	17,246
Stock-based compensation		111,500	-	784,700	-
Travel		(11,192)	3,233	21,332	3,233

Loss before the undernoted		(409,982)	(45,845)	(1,607,830)	(117,355)
Interest income		3,366	-	40,578	-
Property investigations	6(a)	(48,211)	(38,317)	(305,176)	(95,186)
Write-off of resource properties		-	-	(43,573)	-

LOSS FOR THE PERIOD		(454,827)	(84,162)	(1,916,001)	(212,541)
Deficit, beginning of the period		(6,433,787)	(4,322,291)	(4,972,613)	(4,193,912)

DEFICIT, END OF PERIOD		$(6,888,614)	$(4,406,453)	$(6,888,614)	$(4,406,453)

Basic and diluted loss per share		$(0.02)	$(0.01)	$(0.11)	$(0.03)

Weighted average number of shares outstanding		18,512,279	6,340,671	16,906,828	6,248,095

Refer to accompanying notes to the consolidated financial statements.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 4

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

	Three Months Ended November 30,		Nine Months Ended November 30,
	2004	2003	2004	2003

NET INFLOW (OUTFLOW) OF CASH RELATED
TO THE FOLLOWING ACTIVITIES:

OPERATING
Loss for the period	$(454,827)	$(84,162)	$(1,916,001)	$(212,541)
Items not affecting cash:
Amortization	-	-	-	316
Financing costs	-	595	-	1,798
Stock-based compensation	111,500	-	784,700	-
Write-off of resource properties	-	-	43,573	-
	(343,327)	(83,567)	(1,087,728)	(210,427)
Net changes in non-cash working capital items:
Receivables and prepaids	194,660	(9,942)	(155,070)	(12,759)
Due from (to) related parties	(128,737)	-	(166,314)	-
Accounts payable and accrued liabilities	96,137	31,407	124,025	21,418
	(181,267)	(62,102)	(1,285,087)	(201,768)

FINANCING
Loans receivable	(44,500)	-	(504,050)	-
Issuance of common shares	273,151	20,500	9,554,838	26,500
Subscriptions for common shares	-	832,855	-	832,855
	228,651	853,355	9,050,788	859,355

INVESTING
Acquisition and exploration of resource properties	(729,591)	(8,483)	(744,067)	(12,774)
Advance for acquisition	127,000	-	(1,053,176)	-
	(602,591)	(8,483)	(1,797,243)	(12,774)

NET CASH INFLOWS (OUTFLOWS)	(555,207)	782,770	5,968,458	644,813
CASH, BEGINNING OF PERIOD	7,066,533	13,617	542,868	151,574
CASH, END OF PERIOD	$6,511,326	$796,387	$6,511,326	$796,387

Refer to accompanying notes to the consolidated financial statements.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 5

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS

The Company was incorporated under the laws of the Province of British Columbia on March 11, 1981 and its principal business activities are the acquisition, exploration, development and exploitation of resource properties. On September 13, 2004, the Company changed its name to Endeavour Silver Corp.

The Company is in the process of exploring and developing its resource properties and has not yet determined whether these properties contain ore reserves that are economically recoverable. The recoverability of amounts capitalized for resource properties is dependent upon the existence of economically recoverable reserves in its resource properties, the ability of the Company to arrange appropriate financing to complete the development of its properties, confirmation of the Company’s interest in the underlying properties, the receipt of necessary permitting and upon future profitable production or proceeds from the disposition thereof.

These financial statements have been prepared on a going concern basis, which assumes the realization of assets and liquidation of liabilities in the normal course of business. The Company has incurred significant operating losses and currently has no significant source of revenue. The Company has financed its activities principally by the sale of equity securities. The Company’s ability to continue as a going concern is dependent on continued financial support from its shareholders and other related parties, the ability of the Company to raise equity financing, and the attainment of profitable operations to fund its operations. Failure to continue as a going concern would require that the Company’s assets and liabilities be restated on a liquidation basis which would differ significantly from the going concern basis.

2.	SIGNIFICANT ACCOUNTING POLICIES

These interim consolidated financial statements are unaudited and have been prepared by management and have not been reviewed by the Company’s auditors.

(a) Resource properties

Amounts shown as resource properties have been capitalized on an area of interest basis and include direct costs of acquiring, maintaining and exploring properties, the costs of structures and equipment which are employed directly in the exploration process and other direct costs related to specific properties. All other costs, including administrative overhead, are expensed as incurred.

Management periodically reviews the carrying value of its resource properties with internal and external mining related professionals. A decision to abandon, reduce or expand a specific project is based upon many factors including general and specific assessments of reserves, anticipated future prices, anticipated future costs of exploring, developing and operating a producing mine, expiration term and ongoing expense of maintaining leased resource properties and the general likelihood that the Company will continue exploration. The Company does not set a pre-determined holding period for properties with unproven reserves. However, properties which have not demonstrated suitable resource concentrations at the conclusion of each phase of an exploration program are re-evaluated to determine if future exploration is warranted and if their carrying values are appropriate.

If any area of interest is abandoned or it is determined that its carrying value cannot be supported by future production or sale, the related costs are charged against operations in the period of abandonment or determination of value. The amounts recorded as resource properties represent costs incurred to date and do not necessarily reflect present or future values.

The accumulated costs of resource properties that are developed to the stage of commercial production will be amortized to operations through unit of production depletion.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 6

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(b)	Basis of financial statement presentation

These accompanying consolidated financial statements give effect to the incorporation by the Company of its wholly-owned subsidiary, Endeavour Gold Corporation S.A. de C.V, and include the accounts of the subsidiary. All significant intercompany transactions and balances have been eliminated.

The accompanying unaudited interim consolidated financial statements are prepared in accordance with generally accepted accounting principles (“GAAP”) in Canada with respect to the preparation of interim financial statements. Accordingly, they do not include all of the information and disclosures required by Canadian GAAP in the preparation of annual consolidated financial statements. The accounting policies used in the preparation of the accompanying unaudited interim consolidated financial statements are the same as those described in the annual financial statements and the notes thereto for the year ended February 29, 2004. In the opinion of management, all adjustments considered necessary for fair presentation have been included in these financial statements. The interim consolidated financial statements should be read in conjunction with the Company’s consolidated financial statements including the notes thereto for the year ended February 29, 2004.

(c)	Cash and cash equivalents

Cash and cash equivalents consist of deposits in banks and highly liquid investments with an original maturity of ninety days or less.

(d)	Stock-based compensation

Effective March 1, 2002, the Company adopted the new accounting standard of the Canadian Institute of Chartered Accountants (“CICA”), Section 3870 “Stock-Based Compensation and Other Stock-Based Payments” (“HB 3870”) for accounting for stock-based compensation expense. Under this standard, stock- based payments to non-employees, and employee awards that are direct awards of stock, call for settlement in cash or other assets, or stock appreciation rights that call for settlement by the issuance of equity instruments, granted on or after March 1, 2002, are accounted for using the fair value based method, and are recorded as an expense in the period the stock-based payments are vested or the awards or rights are granted.

On adoption of HB 3870, the Company elected to use the settlement method of accounting for stock options granted to employees, and to disclose the pro forma effect of accounting for these awards under the fair value method. Effective March 1, 2003, in connection with amendments to HB 3870, the Company changed the method of application of its stock-based compensation accounting policy so as to measure all stock options granted at fair value and to recognize the compensation expense over the vesting period, with a corresponding credit to contributed surplus. This change has been applied prospectively for options granted on or after March 1, 2003, as allowed under the transitional provisions of HB 3870.

(e)	Use of estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of the assets, particularly the valuation of resource properties, and liabilities at the date of the financial statements and the reported amounts of expenses during the reporting period. Actual results could differ from those estimates.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 7

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

2.	SIGNIFICANT ACCOUNTING POLICIES (continued)

(f)	Loss per share

Basic loss per share is calculated based on the weighted average number of shares outstanding during the period. The Company uses the treasury stock method for calculating diluted earnings per share. However, diluted loss per share presented is the same as basic loss per share as the effect of options and warrants would be anti-dilutive.

(g)	Comparative figures

Certain of the prior periods’ comparative figures have been reclassified to conform to the presentation adopted in the current period.

3.	LOAN RECEIVABLE

At November 30, 2004, the Company advanced US$425,000 to Minera Santa Cruz y Garibaldi, S.A de C.V., a company in which the Company has the right to acquire up to a 100% interest (Note 4(a)). The loan is repayable on demand and bears an interest rate of 9% per annum beginning January 28, 2005.

4.	RESOURCE PROPERTIES

At November 30, 2004, the Company’s resource properties are comprised of properties located in Mexico. Expenditures incurred on resource properties during the six-month period then ended are as follows:

	Santa Cruz	El Taco	San Jose
	(Mexico)	(Mexico)	(Mexico)	Total

Balance, February 29, 2004	$-	$21,569	$7,528	$29,097
Additions during the period:
Acquisition costs	-	-	13,284	13,284
Exploration costs:
Assays and survey	10,311	-	1,192	11,503
Camp and camp supplies	52,481	-	-	52,481
Drilling	387,055	-	-	387,055
Equipment and machinery	99,751	-	-	99,751
Geologists, consultants and engineers	142,907	-	-	142,907
Maintenance and sundry	10,665	-	-	10,665
Transportation and travel	26,421	-	-	26,421
Resource properties written-off	-	(21,569)	(22,004)	(43,573)
Balance, November 30, 2004	$729,591	$-	$-	$729,591

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 8

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

4.	RESOURCE PROPERTIES (continued)

(a)	Santa Cruz property and plant (Durango, Mexico)

In May 2004, the Company signed formal option agreements to acquire up to a 100% interest in the producing Santa Cruz silver-gold mine and Guanacevi mineral processing plant in Durango, Mexico, on completion of due diligence based on an agreement dated January 23, 2004. Terms of the agreements give the Company the option to pay US$3 million to the vendors and to invest US$1 million in mine exploration and development within one year in order to earn a 51% interest in these operating assets. The balance of the 49% interest can be earned by paying a further US$4 million over the remaining 3 years thereafter to January 2008. In February 2004, the Company advanced US$100,000 to the vendors and paid US$900,000 to the vendors on signing the agreements in May 2004.

(b)	El Taco property (Sonora, Mexico)

In August 2003, the Company entered into an option agreement for the El Taco property located in Sonora, Mexico. The Company can earn a 100% interest in the property by making cash payments of US$100,000 and issuing 200,000 common shares over a 4 year period, subject to 2% net smelter return royalty. In fiscal 2004, the Company paid US$5,000 and issued 25,000 common shares to the vendor. The property was written off in the first quarter of fiscal 2005.

(c)	San Jose property (Sinaloa, Mexico)

In July 2003, the Company entered into an agreement to acquire a 100% interest in the San Jose property located in Sinaloa, Mexico, for cash payments of US$300,000 over a four year period, of which US$10,000 was paid in the first quarter of fiscal 2005. The property was written off in the second quarter of fiscal 2005.

(d)	Resource property contingencies

The Company has diligently investigated rights of ownership of all of the resource properties to a level which is acceptable by prevailing industry standards with respect to the current stage of development of each property in which it has an interest and, to the best of its knowledge, all agreements relating to such ownership rights are in good standing. However, all properties may be subject to prior claims, agreements or transfers, and rights of ownership may be affected by undetected defects.

5.	SHARE CAPITAL

(a)	Authorized and issued Authorized share capital consists of unlimited common shares without par value. Details of shares issued are as follows:

	Number
	of Shares	Amount

Balance, February 29, 2004	11,131,550	$5,461,867
Issued during the period:
For cash from private placements (Note 5(b))	6,197,500	9,070,189
For cash from exercise of stock options (Note 5(c))	220,000	41,720
For cash from exercise of warrants (Note 5(d))	1,950,000	383,500
For agents' fee and corporate finance fees (Note 5(b))	44,219	70,748
Balance, November 30, 2004	19,543,269	$15,028,024

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 9

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(a)	Authorized and issued (continued)

Common shares issued for consideration other than cash are recorded at the quoted market value of the shares as of the agreement date.

As at November 30, 2004, a total of 93,750 common shares are held in escrow, the release of which is subject to regulatory approval.

(b)	Private placements

In May 2004, the Company completed private placements for $9.9 million to finance the acquisition of the operating Santa Cruz silver-gold mine and the Guanacevi mill (Note 4(a)). The Company engaged Canaccord Capital Corporation and Dundee Securities Corporation to act as Agents in a brokered private placement for 5,022,500 units at $1.60 per unit for gross proceeds of $8 million. Each unit consisted of one common share and one-half of one share purchase warrant, with each full warrant giving the holder the right to purchase an additional common share at $2 by October 22, 2005. The Company also completed a non- brokered private placement for 1,175,000 units at the same price and the same terms as the brokered placement for an additional $1.9 million in gross proceeds. The net proceeds from both placements will be used towards the costs of acquisition of the Santa Cruz mine and Guanacevi processing plant, exploration drilling, underground development and production optimization, as well as for working capital.

(c)	Share options

Options to purchase common shares have been granted to directors, officers, employees and consultants pursuant to the Company’s stock option plan approved by the Company’s shareholders in August 2004, at exercise prices determined by reference to the market value on the date of the grant. The following table summarizes the status of the Company’s stock option plan as at November 30, 2004, and changes during the period ended on that date:

	November 30, 2004
	Number	Weighted Average
	of Shares	Exercise Prices

Outstanding at beginning of period	860,000	$0.36
Granted	880,000	$1.55
Exercised	(220,000)	$0.14
Forfeited	(50,000)	$1.41
Outstanding at end of period	1,470,000	$1.07

Options exercisable at end of period	1,470,000	$1.07

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 10

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(c)	Share options (continued)

The following table summarizes information about stock options outstanding at November 30, 2004:

	Options Outstanding and Exercisable
	Number	Weighted
	Outstanding and	Average
Exercise	Exercisable at	Remaining
Prices	November 30, 2004	Contractual Life

$0.22	270,000	0.7 Year
$0.45	100,000	1.1 Years
$0.66	260,000	4.2 Years
$1.60	640,000	4.5 Years
$1.20	50,000	2.0 Years
$1.45	150,000	2.0 Years
	1,470,000

Pursuant to the CICA standard of accounting for stock-based compensation (Note 2(d)), the fair value of stock options granted to directors, officers, consultants and employees during nine months ended November 30, 2004 is $784,700. The fair values of stock options granted during the nine months ended November 30, 2004 have been estimated using the Black-Scholes Option Pricing Model with the following assumptions:

Month in which Options Granted

Risk-free interest rate	3.13% and 1.53%
Expected dividend yield	-
Expected stock price volatility	118%, 77% and 75%
Expected option life in years	4 and 1.5 years

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable single measure of the fair value of the Company’s stock options.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 11

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

5.	SHARE CAPITAL (continued)

(d)	Warrants

At November 30, 2004, the Company had outstanding warrants to purchase an aggregate 4,598,559 common shares as follows:

Exercise		Oustanding at				Oustanding at
Prices	Expiry Dates	February 29, 2004	Issued	Exercised	Expired	November 30, 2004

$0.12	November 29, 2004	1,300,000	-	(1,300,000)	-	-
$0.35	October 6, 2005	1,525,000	-	(650,000)	-	875,000
$2.00	October 22, 2005	-	587,500	-	-	587,500
$2.00	October 22, 2005	-	2,888,059	-	-	2,888,059
$2.00	October 28, 2005	-	248,000	-	-	248,000

		2,825,000	3,723,559	(1,950,000)	-	4,598,559

(e)	Shares reserved for issuance

Number of Shares

Issued and outstanding, November 30, 2004	19,543,269
Stock options (Note 5(c))	1,470,000
Warrants (Note 5(d))	4,598,559
Fully diluted, November 30, 2004	25,611,828

6.	RELATED PARTY TRANSACTIONS

The Company entered into the following transactions with related parties during the nine months ended November 30, 2004:

(a)	Management compensation of $83,604 was paid to the President of the Company and $55,200 in fees were charged by a director.

(b)	Rent of $13,500 was incurred and paid to a company with certain common directors.

(c)

In May 2004, two directors of the Company participated in the private placement (Note 5(b)) for a total of 480,000 units, and a company with a common director and a common officer participated in the private placement for 400,000 units.

(d)

The amounts due from (to) related parties as at November 30, 2004 represents amounts owed by (to) companies with certain common director(s), which do not bear any interest and provide for no specific terms of repayment.

(e)

At November 30, 2004, the Company paid $4,000 to directors as compensation to them for being members of the Board of Directors in which each director of the Company is paid a fee of $1,000 per quarter.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 12

ENDEAVOUR SILVER CORP.
(formerly, Endeavour Gold Corp.)
Notes to the Consolidated Financial Statements
Nine Months Ended November 30, 2004 and 2003
(Unaudited – Prepared by Management)
(expressed in Canadian dollars)

7.	SEGMENT DISCLOSURES

The Company has one operating segment, being the exploration and development of resource properties. All of the Company’s assets are located in Mexico and Canada. (Note 4)

8.	SUBSEQUENT EVENTS

In December 2004, the Company announced a private placement for up to $1.16 million. The financing includes a best efforts brokered private placement for up to 312,500 units at $1.60 per unit for proceeds of $500,000 and a non-brokered private placement for up to 412,500 units at $1.60 per unit for proceeds of $660,000. Each unit is comprised of one common share and one share purchase warrant; each warrant is exercisable to acquire one common share for a two year period at $2.10 in the first twelve months and at $2.30 in the following twelve months thereafter. As at January 25, 2005, the Company had received proceeds of $709,600 from the non-brokered private placement. This private placement, including the proposed increase in the amount of the non-brokered private placement, has not closed and is subject to the prior approval of the TSX Venture Exchange.

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 13

CORPORATE INFORMATION

HEAD OFFICE	#800 – 850 West Hastings Street
Vancouver, BC, Canada V6C 1E1

Telephone: (604) 685-9775
1-877-685-9775
Facsimile: (604) 685-9744

Website: www.edrsilver.com

DIRECTORS	Bradford Cooke
Godfrey Walton
Leonard Harris
Mario Szotlender

OFFICERS	Bradford Cooke ~ President
Stewart Lockwood ~ Secretary

REGISTRAR AND	Computershare Trust Company of Canada
TRANSFER AGENT	3rd Floor - 510 Burrard Street
Vancouver, BC, Canada, V6C 3B9

AUDITORS	KPMG LLP
9th Floor - 777 Dunsmuir Street
Vancouver, BC, Canada, V7Y 1K3

SOLICITORS	VECTOR Corporate Finance Lawyers
#1040 – 999 West Hastings Street
Vancouver, BC, Canada, V6C 2W2

SHARES LISTED	TSX Venture Exchange
Trading Symbol ~ EDR

Endeavour Silver Corp. (formerly, Endeavour Gold Corp.)	Page 14